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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

    For the month of October, 2005           Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  (Check One)   Form 20-F [X]   Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        (Check One)   Yes [ ]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ____.)

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

  GRUPO RADIO CENTRO REPORTS RESULTS FOR THIRD QUARTER AND FIRST NINE MONTHS OF
                                      2005

    MEXICO CITY, Oct. 27 /PRNewswire-FirstCall/ -- Grupo Radio Centro, S.A. de C.V. (NYSE: RC) (BMV: RCENTRO-A) (the "Company"), Mexico's leading radio broadcasting company, announced today its results of operations for the third quarter and nine months ended September 30, 2005. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos as of September 30, 2005.

    Third Quarter Results

    Broadcasting revenue for the third quarter of 2005 was Ps. 161,150,000, representing an increase of 18.1% compared to Ps. 136,430,000 reported for the same period of 2004. This increase was mainly attributable to higher advertising expenditures by the Company's principal clients during the third quarter of 2005 compared to the same period of 2004.

    The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the third quarter of 2005 were Ps. 95,600,000, representing a decrease of 1.0% compared to Ps. 96,531,000 reported for the same period of 2004. This decrease was mainly attributable to lower costs for the production of the Company's news programs during the third quarter of 2005 compared to the same period of 2004.

    For the third quarter of 2005, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 65,550,000, representing an increase of 64.3% compared to broadcasting income of Ps. 39,899,000 reported for the same period in 2004. This increase was mainly attributable to the increase in broadcasting revenue described above.

    Depreciation and amortization for the third quarter of 2005 amounted to Ps. 8,504,000, a 65.7% decrease compared to Ps. 24,788,000 reported for the same period of 2004. This decrease was due to the implementation of a new accounting principle in Mexico (Bulletin B-7 "Adquisicion de Negocios"). As a result, the Company no longer amortizes goodwill as of January 1, 2005, but instead tests goodwill for impairment at least once a year.

    For the third quarter of 2005, the Company's corporate, general and administrative expenses were Ps. 4,603,000 compared to Ps. 2,625,000 reported for the same period of 2004. The difference was due to the fact that the amount of revenue-based compensation paid to the Company's executives during 2004 was lower than usual.

    The Company reported operating income of Ps. 52,443,000 for the third quarter of 2005 compared to operating income of Ps. 12,486,000 reported for the same period of 2004. The significant increase in operating income resulted primarily from (i) higher advertising expenditures by the Company's principal clients during the third quarter of 2005 compared to the same period of 2004 and
(ii) the implementation of a new accounting principle that eliminates amortization of goodwill.

    The Company's comprehensive financing cost for the third quarter of 2005 was Ps. 4,257,000 compared to a comprehensive financing cost of Ps. 84,000 reported for the same period of 2004. This unfavorable change was primarily attributable to (i) a gain on net monetary position of Ps. 2,076,000 for the third quarter of 2005 compared to a Ps. 5,778,000 gain on net monetary position for the same period of 2004, which resulted from lower inflation and a slight decrease in net monetary liabilities during the third quarter of 2005 compared to the same period of 2004, and (ii) higher interest expense reported for the third quarter of 2005 compared to the same period of 2004, which resulted from the accrual of interest on a contingent liability provision that the Company began recording in the fourth quarter of 2004. These two factors were partially offset by an increase in interest income resulting from higher balances in the Company's interest-bearing cash accounts during the third quarter of 2005 compared to the same period of 2004.

    For the third quarter of 2005, other expenses, net were Ps. 13,817,000, a decrease of 5.8% compared to Ps. 14,669,000 reported for the same period of 2004. This decrease was mainly attributable to lower legal expenses during the third quarter of 2005 compared to the same period of 2004.

    For the third quarter of 2005, the Company reported income before provisions for income tax and employee profit sharing of Ps. 34,369,000 compared to a loss before provisions for income tax and employee profit sharing of Ps. 2,267,000 reported for the same period of 2004.

    The Company recorded a provision for income tax and employee profit sharing for the third quarter of 2005 of Ps. 7,621,000 compared to a provision for income tax and employee profit sharing of Ps. 3,070,000 for the same period of 2004.

    As a result of the foregoing, the Company's net income for the third quarter 2005 was Ps. 26,748,000 compared to a net loss of Ps. 5,337,000 reported for same period of 2004.

    Nine Months Results

    For the nine months ended September 30, 2005, broadcasting revenue was Ps. 408,186,000, a 7.3% increase compared to Ps. 380,481,000 reported for the same period of 2004. This increase was mainly attributable to higher advertising expenditures by the Company's principal clients during the nine months ended September 30, 2005 compared to the same period of 2004.

    The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the nine months ended September 30, 2005 were Ps. 281,863,000, a 8.2% decrease compared to Ps. 306,920,000 reported for the same period of 2004. This decrease in broadcasting expenses was primarily attributable to lower news programming production costs, which resulted from the termination of news programming produced for the Company by a third party at the end of the first quarter of 2004, as well as lower costs for the production of news programs produced by the Company during the nine months ended September 30, 2005 compared to the same period of 2004.

    Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the nine months ended September 30, 2005 was Ps. 126,323,000, representing an increase of 71.7% compared to Ps. 73,561,000 reported for the same period of 2004. This increase was mainly attributable to the increase in broadcasting revenue described above combined with the decrease in broadcasting expenses described above.

    For the nine months ended September 30, 2005, depreciation and amortization was Ps. 27,789,000, a decrease of 62.2% compared to Ps. 73,537,000 reported for the same period of 2004. This decrease was due to the implementation of a new accounting principle in Mexico (Bulletin B-7 "Adquisicion de Negocios"). As a result, the Company no longer amortizes goodwill as of January 1, 2005, but instead tests goodwill for impairment at least once a year.

    The Company's corporate, general and administrative expenses for the nine months ended September 30, 2005 were Ps. 12,653,000, a decrease of 16.8% compared to Ps. 15,210,000 reported for the same period of 2004. This decrease was mainly due to (i) the Company recording the compensation of an executive officer in costs of personnel (which is included in broadcasting expenses) during the second and third quarter of 2005 instead of in corporate, general and administrative expenses, the effect of which offset the increase in corporate, general and administrative expenses during the third quarter of 2005 compared to the same period of 2004, described above, and, to a lesser extent, (ii) lower fees paid by the Company to a third party that ceased production of news programs for the Company at the end of the first quarter of 2004.

    As a result of the foregoing, the Company reported operating income of Ps. 85,881,000 for the nine months ended September 30, 2005 compared to an operating loss of Ps. 15,186,000 reported for the same period of 2004.

    The Company's comprehensive financing cost for the nine months ended September 30, 2005 was Ps. 8,046,000, a decrease of 57.4% compared to a comprehensive financing cost of Ps. 18,871,000 for the same period of 2004. This favorable change is mainly attributable to a gain on foreign currency exchange, net of Ps. 8,788,000 reported for the nine months ended September 30, 2005 compared to a loss on foreign currency exchange, net of Ps. 5,669,000 for the same period of 2004, which resulted from the appreciation of the Peso against the U.S. Dollar. The gain on foreign currency exchange, net for the nine months ended September 30, 2005 was partially offset by (i) an increase in interest expense resulting from the accrual of interest on a contingent liability provision that the Company began recording in the fourth quarter of 2004 and
(ii) a gain on net monetary position of Ps. 5,275,000 for the nine months ended September 30, 2005 compared to a gain on net monetary position of Ps. 7,243,000 for the same period of 2004.

    Other expenses, net, for the nine months ended September 30, 2005 were Ps. 34,686,000, a 7.0% decrease compared to Ps. 37,295,000 reported for the same period of 2004. This decrease is mainly attributable to lower legal expenses during the nine months ended September 30, 2005 compared to the same period of 2004.

    For the nine months ended September 30, 2005, the Company reported income before provisions for income tax and employee profit sharing of Ps. 43,149,000 compared to a loss before provisions for income tax and employee profit sharing of Ps. 71,352,000 reported for the same period in 2004. During the nine months ended September 30, 2005, the Company recorded a provision for income tax and employee profit sharing of Ps. 13,217,000 compared to a provision for income tax and employee profit sharing of Ps. 206,000 for the same period in 2004.

    As a result of the foregoing, the Company had net income of Ps. 29,932,000 for the nine months ended September 30, 2005 compared to a net loss of Ps. 71,558,000 for the same period of 2004.

    Other Matters:
    From September 30, 2004 to September 30, 2005, the Company's total bank debt decreased from Ps. 205.7 million to Ps. 141.5 million as a result of scheduled payments.

    Company Description:
    Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. In addition to the Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organizacion Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

    Note on Forward Looking Statements:
    This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                      CONSOLIDATED UNAUDITED BALANCE SHEETS
                        as of September 30, 2005 and 2004
     in Mexican Pesos ("Ps.") with purchasing power as of September 30, 2005 (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

                                                      September 30,
                                         ---------------------------------------
                                                   2005                  2004
                                         -------------------------   -----------
                                          U.S. $(1)        Ps.           Ps.
                                         -----------   -----------   -----------
                 ASSETS
Current assets:
    Cash and temporary investments            13,016       141,216        63,587

Accounts receivable:
    Broadcasting, net                         14,900       161,662       126,425
    Other                                        496         5,382         8,590
    Income tax recoverable                         0             0        24,945
                                              15,396       167,044       159,960

Guarantee deposit                                  0             0         2,392
Prepaid expenses                                 928        10,070         9,276
    Total current assets                      29,340       318,330       235,215

Property and equipment, net                   43,617       473,225       492,645
Deferred charges, net                          1,124        12,196        14,961
Excess of cost over book value of
 subsidiaries                                 69,011       748,730       766,638
Other assets                                     297         3,220         3,343
            Total assets                     143,389     1,555,701     1,512,802

            LIABILITIES
Current:
    Notes payable                              5,218        56,618        58,766
    Advances from customers                    7,059        76,587        46,503
    Other accounts payable and accrued
     expenses                                  4,215        45,732        44,544
    Taxes payable                              2,413        26,181        14,531
    Contingent liability                      22,525       244,390       248,900
         Total current liabilities            41,430       449,508       413,244

Long-Term:
    Deferred income tax                        2,620        28,422        27,466
    Notes payable                              7,828        84,927       146,916
    Reserve for labor obligations              3,696        40,099        31,838
            Total liabilities                 55,574       602,956       619,464

    STOCKHOLDERS' EQUITY
Capital stock                                105,815     1,148,039     1,146,820
Retained (deficit) earnings                  (13,307)     (144,373)     (201,891)
Provision for repurchase of shares             3,772        40,920        40,281
Accumulated effect of deferred
 income tax                                   (8,944)      (97,036)      (97,036)
Surplus on restatement of capital                428         4,640         4,640
Minority interest                                 51           555           524
         Total stockholders' equity           87,815       952,745       893,338
 Total liabilities and stockholders'
    equity                                   143,389     1,555,701     1,512,802

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.8495 per U.S. dollar, the noon buying rate for Mexican pesos on September 30, 2005.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                   CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
  For the three-month and nine-month periods ended September 30, 2005 and 2004 Expressed in Mexican Pesos ("Ps.") with purchasing power as of September 30, 2005 (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per
                           Share and per ADS amounts)

                                                          3rd Quarter                          Accumulated 9 months
                                            ---------------------------------------   ---------------------------------------
                                                       2005                2004                  2005                2004
                                            -------------------------   -----------   -------------------------   -----------
                                                U.S.$                                    U.S.$
                                                 (1)          Ps.           Ps.            (1)          Ps.           Ps.
                                            -----------   -----------   -----------   -----------   -----------   -----------
Broadcasting revenue(2)                          14,853       161,150       136,430        37,623       408,186       380,481
Broadcasting expenses,
 excluding depreciation,
 amortization and corporate
 expenses                                         8,811        95,600        96,531        25,979       281,863       306,920
Broadcasting income                               6,042        65,550        39,899        11,644       126,323        73,561
Depreciation and
 amortization                                       784         8,504        24,788         2,561        27,789        73,537
Corporate general and
 administrative expenses                            424         4,603         2,625         1,166        12,653        15,210
Operating income (loss)                           4,834        52,443        12,486         7,917        85,881       (15,186)

Comprehensive financing
 (cost):
  Interest expense                                 (690)       (7,491)       (5,991)       (2,178)      (23,632)      (20,872)
  Interest income(2)                                115         1,250           148           140         1,523           427
  Gain (loss) on foreign
   currency exchange, net                            (8)          (92)          (19)          810         8,788        (5,669)
  Gain (loss) on net monetary
   position                                         191         2,076        55,778           486         5,275         7,243
                                                   (392)       (4,257)          (84)         (742)       (8,046)      (18,871)

Other expenses, net                              (1,274)      (13,817)      (14,669)       (3,197)      (34,686)      (37,295)
Income (loss) before
 provisions:                                      3,168        34,369        (2,267)        3,978        43,149       (71,352)

Provisions for income tax
 & employee profit sharing                          702         7,621         3,070         1,218        13,217           206
Net income (loss)                                 2,466        26,748        (5,337)        2,760        29,932       (71,558)

Net income (loss) applicable to:

  Majority interest                               2,467        26,754        (5,329)        2,758        29,915       (71,538)
  Minority interest                                  (1)           (6)           (8)            2            17           (20)
                                                  2,466        26,748        (5,337)        2,760        29,932       (71,558)

Net (loss) income per Series A Share(3)                                                     0.035         0.384        (2.383)
Net (loss) income per ADS(3)                                                                0.315         3.456       (21.447)
Weighted average common
 shares outstanding (000's)(3)                                                                          162,602       162,606

1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.8495 per U.S. dollar, the noon buying rate for Mexican pesos on September 30, 2005.

2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the third quarter of 2005 and 2004 was Ps. 441,000 and Ps. 542,000, respectively. Interest earned and treated as broadcasting revenue for the nine months ended September 30, 2005 and 2004 was Ps. 1,542,000 and Ps. 1,927,000, respectively.

3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SOURCE  Grupo Radio Centro, S.A. de C.V.
    -0-                             10/27/2005
    /CONTACT: In Mexico: Pedro Beltran, or Alfredo Azpeitia, both of Grupo Radio Centro, S.A. de C.V., 5255-5728-4800 Ext. 7018, aazpeitia@grc.com.mx; In
NY: Maria Barona, or Peter Majeski, both of i-advize Corporate Communications, Inc. for Grupo Radio Centro, +1-212-406-3690, grc@i-advize.com.mx/
    /Web site:  http://www.radiocentro.com.mx /

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Grupo Radio Centro, S.A. de C.V.
                                                (Registrant)


Date: October 28, 2005                          By:    /s/ Pedro Beltran Nasr
                                                       -------------------------
                                                Name:  Pedro Beltran Nasr
                                                Title: Chief Financial Officer